UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 19, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on September 19, 2022, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the third tranche of the share buy-back programme for 2022 was announced: 27 July 2022.

The duration of the third tranche of the buy-back programme for 2022: 28 July to no later than 26 October 2022.

Size of the buy-back programme: Up to 75,000,000 shares, with a maximum total consideration for the third tranche: USD 604,890,000.

From 12 September until 16 September, Equinor ASA has purchased a total of 1,276,443 own shares at the Oslo Stock Exchange at an average price of NOK 361.7912 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
12 September	323,102	356.5403	115,198,884.01
13 September	319,697	361.9897	115,727,021.12
14 September	321,644	367.2715	118,130,674.35
15 September
16 September	312,000	361.3758	112,749,249.60

Previously disclosed buy-backs under the third tranche of the 2022 programme (accumulated)	9,546,441	372.2735	3,553,886,560.48
Accumulated under the buy-back programme third tranche (started 28 July)	10,822,884	371.0372	4,015,692,389.56
Accumulated under the buy-back programme first tranche 2022 (started 9 February)	10,167,981	288,3377	2,931,811,820.22
Accumulated under the buy-back programme second tranche 2022 (started 16 May)	12,515,487	344,1722	4,307,483,267.18

Total buy-backs under the 2022 programme	33,506,352	335.9061	11,254,987,476.96

Following the completion of the above transactions, Equinor ASA owns a total of 33,810,027 own shares, corresponding to 1.06% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Mads Holm, senior vice president Treasury & Tax and Investor Relations,
+47 909 55 417

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: September 19, 2022	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer